# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TMD Energy Limited, CIK 0002009714
CUSIP: G88953107
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, Kuala Lumpur, Wilayah Persekutuan, Malaysia (N8), 50480
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002042084

## Reporting persons
- Yong Sing Goo: type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); sole voting power 1,737,467; shared voting power 0; sole dispositive power 1,737,467; shared dispositive power 0; aggregate amount beneficially owned 1,737,467 (7.5% of the class)
  Comment: * The calculation of this percentage is based on 23,100,000 ordinary shares issued and outstanding based on the prospectus filed by the Issuer with the Securities and Exchange Commission on April 21, 2025.

## Item 1. Issuer
Name of issuer: TMD Energy Limited
Address of issuer's principal executive offices: B-10-06, Block B, Plaza Mont Kiara, 2, Jalan Kiara, Mont Kiara, 50480 Kuala Lumpur, Wilayah Persekutuan, Malaysia

## Item 2. Person Filing
Name of person filing: Yong Sing Goo
Address of principal business office or, if none, residence: No. 37, Jalan Raja Omar, 86000 Kluang, Johor, Malaysia
Citizenship: Malaysia

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,737,467
Percent of class: 7.5%
Sole power to vote or to direct the vote: 1,737,467
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,737,467
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Yong Sing Goo: /s/ Yong Sing Goo, Yong Sing Goo (04/21/2025)